Exhibit 99.2
Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 29 7781 2000 F +44 (0) 20 7781 1800
Media release

Rio Tinto agrees sale of shareholding in Palabora

11 December 2012

Rio Tinto has reached a binding agreement to sell its 57.7 per cent effective interest in Palabora Mining Company Limited (Palabora) for US$373 million.

The purchaser is a consortium comprising South African and Chinese entities led by the Industrial Development Corporation of South Africa Limited and Hebei Iron & Steel Group, who are committed to the ongoing sustainable management of Palabora.

The sale is subject to customary regulatory approvals in South Africa and China which are expected to take four to six months.

Guy Elliott, chief financial officer of Rio Tinto said "Palabora is a good business but is no longer a natural fit within Rio Tinto's portfolio. Selling our stake reflects Rio Tinto's policy of continually reviewing our portfolio to generate best value for shareholders.

"I expect Palabora to continue prospering under its new ownership. During the transition we will continue to run the operations efficiently and safely."

Note to editors:

The Consortium comprises the following parties (respective interests in brackets):

• Hebei Iron & Steel Group (35%), a leading international steel producer wholly-owned by the Chinese Government;
• The Industrial Development Corporation of South Africa Limited (20%), a development institution wholly-owned by the South African Government;
• Tewoo Group Co., Ltd (20%), a diversified group wholly-owned by the Chinese Government;
• General Nice Development Ltd (25%), a privately-owned Chinese trading company;

The purchase price is subject to customary adjustments upon closing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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